Filed by: Peoples Bancorp Inc.(Commission File No. 0-16772)
               Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Lower Salem Commercial Bank


                                  NEWS RELEASE



FOR IMMEDIATE RELEASE          Contact: Robert E. Evans
---------------------                   President and Chief Executive Officer
October 25, 2000                        (740) 373-3155


                      PEOPLES BANCORP INC. AND LOWER SALEM
                   COMMERCIAL BANK ENTER DEFINITIVE AGREEMENT
          ------------------------------------------------------------

         Marietta, Ohio - Robert E. Evans, President and Chief Executive Officer of Peoples Bancorp Inc. (Nasdaq: PEBO) and Kenneth N. Koher, President and Chief Executive Officer of Lower Salem Commercial Bank ("Lower Salem") of Lower Salem, Ohio, jointly announced that yesterday Lower Salem entered into a Definitive Agreement (the "Agreement") with Peoples Bancorp providing for the acquisition by Peoples Bancorp of Lower Salem.
         In the Agreement, Peoples Bancorp proposes to use a combination of cash and Peoples Bancorp common shares as consideration for all of the issued and outstanding shares of Lower Salem common stock, with the expected aggregate value of the transaction not to exceed $2.4 million. In exchange for the Lower Salem shares, the Agreement will provide Lower Salem shareholders with an option to receive cash, Peoples Bancorp common stock, or a combination of both, subject to certain terms dependent upon overall election results.
         The acquisition is also contingent upon regulatory approval, as well as approval of the shareholders of Lower Salem. Target date for completion of the transaction is projected to be during the first quarter of 2001. After the merger, Lower Salem will operate as a full-service banking office of Peoples Bank, National Association. At September 30, 2000, Lower Salem had total assets of $24.8 million and total loans of $18.4 million.
         Peoples Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed business combination transaction referenced in this news release. Lower Salem shareholders are urged to read the Registration Statement, when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to stockholders of Lower Salem seeking their approval of the proposed transaction. You may obtain a free copy of the Registration Statement and proxy statement/prospectus (when it is available) and other documents filed by Peoples Bancorp with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained without charge by Lower Salem shareholders by directing a request to Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750, Attn.: Investor Relations.
         Peoples Bancorp Inc. is a diversified financial services company with $1.1 billion in assets. The Company's lead subsidiary is Peoples Bank, which offers complete banking products and services through 38 financial service locations and 25 ATM's in the states of Ohio, West Virginia, and Kentucky. Peoples Bank also makes available other financial services via Peoples Investments, which provides client-tailored solutions for fiduciary needs, investment alternatives, and other asset management needs (securities are offered exclusively through Raymond James Financial Services, member NASD/SIPC, an independent broker/dealer located at Peoples Bank). Peoples Insurance Agency provides a full set of life, property and casualty insurance products and services. Peoples Bancorp's common stock is traded through the Nasdaq National Market System under the symbol PEBO. Learn more about Peoples Bancorp or enroll in Peoples OnLine Connection internet banking service at www.peoplesbancorp.com.

                                 END OF RELEASE